237 West 35th Street, Suite 1101
New York, NY 10001

February 25, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F. Street, NE
Washington, DC 20549-3628
Attn:           Maryse Mills-Apenteng, Special Counsel

Re:	Answers Corporation
Preliminary Proxy Statement on Schedule 14A
Filed on February 17, 2011
File No. 001-32255

Dear Ms. Mills-Apenteng:

Reference is made to the above referenced Preliminary Proxy Statement of Answers Corporation.

Answers Corporation acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Caleb A. Chill
Caleb A. Chill, Esq.
Vice President, General Counsel and Corporate Secretary
Answers Corporation